CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	September 30, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	—	1,267
Accounts receivable	1,331	1,324
Income taxes receivable	351	353
Inventories	1,441	1,385
Prepaid expenses	241	166
	3,364	4,495
Restricted cash (note 4)	107	—
Exploration and evaluation assets (note 5)	1,065	1,149
Property, plant and equipment, net (note 6)	27,788	31,987
Goodwill (note 7)	677	746
Investment in joint ventures	314	237
Other assets	230	234
Total Assets	33,545	38,848
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	2,482	2,989
Asset retirement obligations (note 12)	105	97
Short-term debt (note 9)	794	895
Contribution payable due within one year (note 10)	363	1,528
Long-term debt due within one year (note 9)	—	300
	3,744	5,809
Long-term debt (note 9)	6,048	4,097
Other long-term liabilities	685	585
Deferred tax liabilities	3,226	4,814
Asset retirement obligations (note 12)	3,037	2,968
Total Liabilities	16,740	18,273
Shareholders’ equity
Common shares (note 14)	6,996	6,986
Preferred shares (note 14)	874	534
Retained earnings	7,974	12,666
Other reserves	961	389
Total Shareholders’ Equity	16,805	20,575
Total Liabilities and Shareholders’ Equity	33,545	38,848
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 1

Condensed Consolidated Statements of Income (Loss)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars, except share data)	2015	2014	2015	2014
Gross revenues	4,263	6,679	12,850	19,199
Royalties	(83)	(260)	(347)	(852)
Marketing and other	23	11	48	48
Revenues, net of royalties	4,203	6,430	12,551	18,395
Expenses
Purchases of crude oil and products	2,584	3,922	7,124	10,567
Production, operating and transportation expenses	742	791	2,239	2,333
Selling, general and administrative expenses	49	61	240	328
Depletion, depreciation, amortization and impairment (note 6,7)	6,074	825	7,843	2,306
Exploration and evaluation expenses	308	42	408	101
Other – net (note 6)	(121)	(56)	(204)	13
	9,636	5,585	17,650	15,648
Earnings (loss) from operating activities	(5,433)	845	(5,099)	2,747
Share of equity investment	(1)	(10)	(1)	(14)
Financial items (note 11)
Net foreign exchange gain (loss)	(14)	31	54	46
Finance income	4	—	8	9
Finance expenses	(84)	(65)	(210)	(174)
	(94)	(34)	(148)	(119)
Earnings (loss) before income taxes	(5,528)	801	(5,248)	2,614
Provisions for (recovery of) income taxes
Current	74	223	223	662
Deferred (note 10,13)	(1,510)	7	(1,690)	91
	(1,436)	230	(1,467)	753
Net earnings (loss)	(4,092)	571	(3,781)	1,861
Earnings (loss) per share (note 14)
Basic	(4.17)	0.58	(3.87)	1.88
Diluted	(4.19)	0.52	(3.92)	1.84
Weighted average number of common shares outstanding (note 14)
Basic (millions)	984.1	983.6	984.0	983.5
Diluted (millions)	984.1	985.4	984.0	986.7
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 2

Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars)	2015	2014	2015	2014
Net earnings (loss)	(4,092)	571	(3,781)	1,861
Other comprehensive income (loss)
Items that will not be reclassified into earnings, net of tax	—	(1)	—	(1)
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges	(1)	(1)	(2)	(13)
Exchange differences on translation of foreign operations	578	283	1,038	284
Hedge of net investment (note 15)	(243)	(138)	(464)	(160)
Other comprehensive income	334	143	572	110
Comprehensive income (loss)	(3,758)	714	(3,209)	1,971
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 3

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
				Other Reserves
(millions of Canadian dollars)	Common Shares	Preferred Shares	Retained Earnings	Foreign Currency Translation	Hedging	Total Shareholders’ Equity
Balance as at December 31, 2013	6,974	291	12,615	161	37	20,078
Net earnings	—	—	1,861	—	—	1,861
Other comprehensive income (loss)
Other	—	—	(1)	—	—	(1)
Derivatives designated as cash flow hedges (net of tax of $5 million)	—	—	—	—	(13)	(13)
Exchange differences on translation of foreign operations (net of tax of $25 million)	—	—	—	284	—	284
Hedge of net investment (net of tax of $23 million) (note 15)	—	—	—	(160)	—	(160)
Total comprehensive income (loss)	—	—	1,860	124	(13)	1,971
Transactions with owners recognized directly in equity:
Stock dividends paid (note 14)	8	—	—	—	—	8
Stock options exercised (note 14)	1	—	—	—	—	1
Dividends declared on common shares (note 14)	—	—	(885)	—	—	(885)
Dividends declared on preferred shares (note 14)	—	—	(10)	—	—	(10)
Balance as at September 30, 2014	6,983	291	13,580	285	24	21,163

Balance as at December 31, 2014	6,986	534	12,666	366	23	20,575
Net loss	—	—	(3,781)	—	—	(3,781)
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of $1 million)	—	—	—	—	(2)	(2)
Exchange differences on translation of foreign operations (net of tax of $172 million)	—	—	—	1,038	—	1,038
Hedge of net investment (net of tax of $73 million) (note 15)	—	—	—	(464)	—	(464)
Total comprehensive income (loss)	—	—	(3,781)	574	(2)	(3,209)
Transactions with owners recognized directly in equity:
Preferred shares issuance (note 14)	—	350	—	—	—	350
Share issue costs (note 14)	—	(10)	—	—	—	(10)
Stock dividends paid (note 14)	10	—	—	—	—	10
Dividends declared on common shares (note 14)	—	—	(885)	—	—	(885)
Dividends declared on preferred shares (note 14)	—	—	(26)	—	—	(26)
Balance as at September 30, 2015	6,996	874	7,974	940	21	16,805
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 4

Condensed Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars)	2015	2014	2015	2014
Operating activities
Net earnings (loss)	(4,092)	571	(3,781)	1,861
Items not affecting cash:
Accretion (note 11)	30	34	91	102
Depletion, depreciation, amortization and impairment (note 6,7)	6,074	825	7,843	2,306
Inventory write-down to net realizable value	—	—	—	9
Exploration and evaluation expenses (note 5)	229	2	235	5
Deferred income taxes (note 10,13)	(1,510)	7	(1,690)	91
Foreign exchange	14	23	35	(22)
Stock-based compensation (note 14)	(10)	(51)	(24)	2
Gain on sale of assets	(16)	(18)	(10)	(35)
Other	(45)	(52)	(10)	71
Settlement of asset retirement obligations (note 12)	(18)	(41)	(67)	(113)
Unearned revenue	26	—	76	—
Income taxes paid	(50)	(145)	(196)	(526)
Interest received	—	—	—	6
Change in non-cash working capital (note 8)	71	363	(33)	244
Cash flow – operating activities	703	1,518	2,469	4,001
Financing activities
Long-term debt issuance (note 9)	1,934	—	7,579	829
Long-term debt repayment (note 9)	(1,485)	—	(6,480)	(814)
Settlement of forward starting interest rate swaps	—	—	—	33
Short-term debt - net (note 9)	(72)	600	(101)	600
Debt issue costs	—	—	(7)	—
Proceeds from preferred share issuance, net of share issue costs (note 14)	—	—	340	—
Proceeds from exercise of stock options	—	—	—	1
Dividends on common shares (note 14)	(291)	(291)	(875)	(877)
Dividends on preferred shares (note 14)	(10)	(3)	(26)	(10)
Interest paid	(62)	(54)	(217)	(192)
Contribution receivable receipt	—	—	—	143
Other	2	24	23	51
Change in non-cash working capital (note 8)	56	16	118	25
Cash flow – financing activities	72	292	354	(211)
Investing activities
Capital expenditures	(823)	(1,279)	(2,379)	(3,604)
Proceeds from asset sales	18	22	21	29
Contribution payable payment (note 10)	(30)	(18)	(1,336)	(83)
Other (note 4)	(123)	(12)	(130)	(32)
Change in non-cash working capital (note 8)	2	319	(345)	(289)
Cash flow – investing activities	(956)	(968)	(4,169)	(3,979)
Increase (decrease) in cash and cash equivalents	(181)	842	(1,346)	(189)
Effect of exchange rates on cash and cash equivalents	4	3	79	(15)
Cash and cash equivalents at beginning of period	177	48	1,267	1,097
Cash and cash equivalents at end of period	—	893	—	893
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 5

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Note 1Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or “the Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.
Upstream includes exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (Exploration and Production) and marketing of the Company's and other producers' crude oil, natural gas, NGL, sulphur and petroleum coke, pipeline transportation and blending of crude oil and natural gas and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore China and offshore Indonesia.

Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading), refining in Canada of crude oil, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing). Upgrading, Canadian Refined Products and U.S. Refining and Marketing process and refine natural resources into marketable products and therefore, were grouped together as the Downstream business segment due to the similar nature of products and services.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 6

Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Three months ended September 30,	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Gross revenues	1,253	2,210	250	647	1,503	2,857	190	604	839	1,145	1,973	2,811	3,002	4,560	(242)	(738)	4,263	6,679
Royalties	(83)	(260)	—	—	(83)	(260)	—	—	—	—	—	—	—	—	—	—	(83)	(260)
Marketing and other	—	—	23	11	23	11	—	—	—	—	—	—	—	—	—	—	23	11
Revenues, net of royalties	1,170	1,950	273	658	1,443	2,608	190	604	839	1,145	1,973	2,811	3,002	4,560	(242)	(738)	4,203	6,430
Expenses
Purchases of crude oil and products	8	23	217	611	225	634	162	491	655	964	1,784	2,571	2,601	4,026	(242)	(738)	2,584	3,922
Production, operating and transportation expenses	519	562	7	9	526	571	40	42	57	65	119	113	216	220	—	—	742	791
Selling, general and administrative expenses	51	78	2	1	53	79	1	3	7	11	3	3	11	17	(15)	(35)	49	61
Depletion, depreciation, amortization and impairment (note 6, 7)	5,920	671	6	6	5,926	677	26	27	26	26	74	77	126	130	22	18	6,074	825
Exploration and evaluation expenses	308	42	—	—	308	42	—	—	—	—	—	—	—	—	—	—	308	42
Other – net (note 6)	(48)	(60)	(4)	(1)	(52)	(61)	—	—	(1)	1	(65)	—	(66)	1	(3)	4	(121)	(56)
Earnings (loss) from operating activities	(5,588)	634	45	32	(5,543)	666	(39)	41	95	78	58	47	114	166	(4)	13	(5,433)	845
Share of equity investment	(1)	(10)	—	—	(1)	(10)	—	—	—	—	—	—	—	—	—	—	(1)	(10)
Financial items (note 11)
Net foreign exchange gain (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(14)	31	(14)	31
Finance income	1	(1)	—	—	1	(1)	—	—	—	—	—	—	—	—	3	1	4	—
Finance expenses	(35)	(41)	—	—	(35)	(41)	—	—	(1)	(1)	—	(1)	(1)	(2)	(48)	(22)	(84)	(65)
Earnings (loss) before income taxes	(5,623)	582	45	32	(5,578)	614	(39)	41	94	77	58	46	113	164	(63)	23	(5,528)	801
Provisions for (recovery of) income taxes
Current	27	156	5	1	32	157	(2)	19	32	18	(16)	2	14	39	28	27	74	223
Deferred (note 10, 13)	(1,547)	(10)	8	7	(1,539)	(3)	(8)	(9)	(7)	2	38	15	23	8	6	2	(1,510)	7
Total income tax provisions (recovery)	(1,520)	146	13	8	(1,507)	154	(10)	10	25	20	22	17	37	47	34	29	(1,436)	230
Net earnings (loss)	(4,103)	436	32	24	(4,071)	460	(29)	31	69	57	36	29	76	117	(97)	(6)	(4,092)	571
Intersegment revenues	178	611	—	—	178	611	25	74	39	53	—	—	64	127	—	—	242	738
Expenditures on exploration and evaluation assets(3)	62	56	—	—	62	56	—	—	—	—	—	—	—	—	—	—	62	56
Expenditures on property, plant and equipment(3)	541	1,014	77	59	618	1,073	19	23	6	25	100	89	125	137	18	13	761	1,223

(1)	Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.

(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 7

Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Nine months ended September 30,	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Gross revenues	4,185	6,744	953	1,564	5,138	8,308	955	1,737	2,187	3,075	5,653	8,159	8,795	12,971	(1,083)	(2,080)	12,850	19,199
Royalties	(347)	(852)	—	—	(347)	(852)	—	—	—	—	—	—	—	—	—	—	(347)	(852)
Marketing and other	—	—	48	48	48	48	—	—	—	—	—	—	—	—	—	—	48	48
Revenues, net of royalties	3,838	5,892	1,001	1,612	4,839	7,504	955	1,737	2,187	3,075	5,653	8,159	8,795	12,971	(1,083)	(2,080)	12,551	18,395
Expenses
Purchases of crude oil and products	34	76	854	1,452	888	1,528	710	1,296	1,737	2,537	4,872	7,286	7,319	11,119	(1,083)	(2,080)	7,124	10,567
Production, operating and transportation expenses	1,552	1,632	25	22	1,577	1,654	125	132	183	196	354	351	662	679	—	—	2,239	2,333
Selling, general and administrative expenses	180	231	5	5	185	236	3	7	23	30	8	7	34	44	21	48	240	328
Depletion, depreciation, amortization and impairment (note 6, 7)	7,352	1,881	17	19	7,369	1,900	78	79	77	75	257	200	412	354	62	52	7,843	2,306
Exploration and evaluation expenses	408	101	—	—	408	101	—	—	—	—	—	—	—	—	—	—	408	101
Other – net (note 6)	(30)	11	(2)	(1)	(32)	10	(11)	8	(2)	—	(156)	—	(169)	8	(3)	(5)	(204)	13
Earnings (loss) from operating activities	(5,658)	1,960	102	115	(5,556)	2,075	50	215	169	237	318	315	537	767	(80)	(95)	(5,099)	2,747
Share of equity investment	(1)	(14)	—	—	(1)	(14)	—	—	—	—	—	—	—	—	—	—	(1)	(14)
Financial items (note 11)
Net foreign exchange gain	—	—	—	—	—	—	—	—	—	—	—	—	—	—	54	46	54	46
Finance income	3	1	—	—	3	1	—	—	—	—	—	—	—	—	5	8	8	9
Finance expenses	(106)	(111)	—	—	(106)	(111)	—	(1)	(4)	(4)	(2)	(2)	(6)	(7)	(98)	(56)	(210)	(174)
Earnings (loss) before income taxes	(5,762)	1,836	102	115	(5,660)	1,951	50	214	165	233	316	313	531	760	(119)	(97)	(5,248)	2,614
Provisions for (recovery of) income taxes
Current	(152)	334	227	63	75	397	(24)	46	73	62	18	78	67	186	81	79	223	662
Deferred (note 10,13)	(1,406)	136	(199)	(34)	(1,605)	102	38	9	(29)	(2)	(104)	38	(95)	45	10	(56)	(1,690)	91
Total income tax provisions (recovery)	(1,558)	470	28	29	(1,530)	499	14	55	44	60	(86)	116	(28)	231	91	23	(1,467)	753
Net earnings (loss)	(4,204)	1,366	74	86	(4,130)	1,452	36	159	121	173	402	197	559	529	(210)	(120)	(3,781)	1,861
Intersegment revenues	829	1,741	—	—	829	1,741	115	183	139	156	—	—	254	339	—	—	1,083	2,080
Expenditures on exploration and evaluation assets(3)	188	222	—	—	188	222	—	—	—	—	—	—	—	—	—	—	188	222
Expenditures on property, plant and equipment(3)	1,718	2,831	126	113	1,844	2,944	34	36	16	55	243	256	293	347	54	91	2,191	3,382
As at September 30, 2015 and December 31, 2014
Total exploration and evaluation assets and property, plant and equipment, net	20,551	25,446	852	755	21,403	26,201	1,076	1,120	1,222	1,289	4,867	4,233	7,165	6,642	285	293	28,853	33,136
Total assets	21,296	26,035	1,814	1,969	23,110	28,004	1,098	1,243	1,568	1,676	6,776	5,788	9,442	8,707	993	2,137	33,545	38,848
(1) Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.
(2) Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3) Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 8

Note 2Basis of Presentation
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2014 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2014, except for the newly issued standards and amendments as discussed below.
Certain prior period amounts have been reclassified to conform with the current presentation.
These condensed interim consolidated financial statements were approved by the Chair of the Audit Committee and Chief Executive Officer on October 29, 2015.
Note 3Significant Accounting Policies
Changes in Accounting Policies
Effective January 1, 2015, the Company adopted the following new accounting standards issued by the IASB:

IFRS 8 Operating Segments
The amendments are applied retrospectively and clarify that an entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics used to assess whether the segments are ‘similar’. The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities. The adoption of this amended standard has no material impact on the Company's consolidated financial statements.

IFRS 2 Share-based Payment
This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including:

•	A performance condition must contain a service condition;

•	A performance target must be met while the counterparty is rendering service;

•	A performance target may relate to the operations or activities of an entity, or to those of another entity in the same group; and

•	A performance condition may be a market or non-market condition.

The adoption of this amended standard has no impact on the Company's consolidated financial statements.

IFRS 3 Business Combinations
The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable). The adoption of this amended standard has no impact on the Company's consolidated financial statements.

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Note 4Restricted Cash
In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds into separate accounts restricted to the funding of future decommissioning and disposal obligations. The funds will be used for decommissioning and disposal expenses in the Asia Pacific Region. As at September 30, 2015, $107 million (U.S. $80 million) of the deposited funds for decommissioning and disposal have been classified as non-current and included in restricted cash.
Note 5    Exploration and Evaluation Assets

Exploration and Evaluation Assets ($ millions)
December 31, 2014	1,149
Additions	202
Transfers to oil and gas properties (note 6)	(92)
Expensed exploration expenditures previously capitalized	(235)
Exchange adjustments	41
September 30, 2015	1,065
During the third quarter of 2015, $229 million of previously capitalized exploration costs primarily related to exploration assets within the Western Canada cash generating units ("CGUs") were deemed not to be technically feasible and commercially viable and were recorded as exploration and evaluation expense.
Note 6    Property, Plant and Equipment

Property, Plant and Equipment ($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2014	47,974	1,296	2,274	6,561	2,632	60,737
Additions	1,758	130	34	257	60	2,239
Acquisitions	53	—	—	—	—	53
Transfers from exploration and evaluation (note 5)	92	—	—	—	—	92
Intersegment transfers	6	(6)	—	—	—	—
Changes in asset retirement obligations	20	—	—	—	(4)	16
Disposals and derecognition	(17)	—	—	(23)	(2)	(42)
Exchange adjustments	576	1	—	913	1	1,491
September 30, 2015	50,462	1,421	2,308	7,708	2,687	64,586
Accumulated depletion, depreciation, amortization and impairment
December 31, 2014	(23,687)	(527)	(1,154)	(1,988)	(1,394)	(28,750)
Depletion, depreciation, amortization and impairment	(7,177)	(32)	(78)	(281)	(115)	(7,683)
Intersegment transfers	(2)	2	—	—	—	—
Disposals and derecognition	11	—	—	18	—	29
Exchange adjustments	(127)	(1)	—	(266)	—	(394)
September 30, 2015	(30,982)	(558)	(1,232)	(2,517)	(1,509)	(36,798)
Net book value
December 31, 2014	24,287	769	1,120	4,573	1,238	31,987
September 30, 2015	19,480	863	1,076	5,191	1,178	27,788

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 10

Included in depletion, depreciation, amortization and impairment expense for the three and nine months ended September 30, 2015 is a pre-tax impairment charge of $5,021 million on crude oil and natural gas assets located in Western Canada in the Upstream Exploration and Production Segment. The impairment charge, attributed to Western Canada production CGUs, was the result of sustained declines in forecasted short and long-term crude oil and natural gas prices and management's decision to reduce capital investments in those CGUs. The recoverable amount of the impaired CGUs was determined to be $2,920 million as at September 30, 2015 and was estimated based on value-in-use methodology using estimated discounted cash flows based on proved plus probable reserves and a pre-tax discount rate of 8% (2014 - 8%).

The recoverable amount is sensitive to production volumes, operating costs and future capital expenditures which are based on management’s best estimates of future costs per the long range plan approved by the Board of Directors. Commodity prices are based on market indicators at the end of the period. Management’s long-term assumptions are benchmarked against the forward price curve and pricing forecasts prepared by external firms.

Depletion, depreciation, amortization and impairment expense for the nine months ended September 30, 2015 also included a $46 million derecognition reflected in the second quarter of 2015 for damage caused by a fire at the Lima Refinery in the Company's U.S. Refining and Marketing segment. In addition, the Company accrued insurance recoveries for business interruption and property damage associated with the fire of $64 million and $156 million for the three and nine months ended September 30, 2015 which is included in other-net in the statement of income (loss).

Note 7    Goodwill

Goodwill
($ millions)	September 30, 2015	December 31, 2014
Beginning of period	746	698
Exchange adjustments	91	48
Impairment	(160)	—
End of period	677	746

For the purpose of impairment testing, goodwill is allocated to the CGUs to which it relates. The carrying amount of goodwill has been allocated and the carrying amount of goodwill as at September 30,2015 and December 31, 2014 is set out below:

($ millions)	September 30, 2015	December 31, 2014
Upstream (Western Canada)	—	160
Downstream (Lima Refinery)	677	586
End of period	677	746
At September 30, 2015, the Company determined that the carrying amount of the Western Canada CGUs in the Upstream Exploration and Production Segment exceeded its recoverable amount and the amount of impairment was attributable to goodwill and crude oil and natural gas assets located in Western Canada. A goodwill impairment charge of $160 million was included in depletion, depreciation, amortization and impairment expense for the three and nine months ended September 30, 2015. The recoverable amount was nil as at September 30, 2015 and was estimated based on value-in-use methodology using estimated discounted cash flows based on proved plus probable reserves and a pre-tax discount rate of 8% (2014 - 8%).

The recoverable amount is sensitive to production volumes, operating costs and future capital expenditures which are based on management’s best estimates of future costs per the long range plan approved by the Board of Directors. Commodity prices are based on market indicators at the end of the period. Management’s long-term assumptions are benchmarked against the forward price curve and pricing forecasts prepared by external firms. The discount rate is derived from the Company’s post-tax weighted average cost of capital with appropriate adjustments made to reflect the risks specific to the CGUs and to determine the pre-tax rate. A change in the discount rate or forward price over the life of the reserves will result following impact on the Western Canada CGUs:

	Discount Rate		Commodity Price
($ millions)	1% Increase in Discount Rate	1% Decrease in Discount Rate	5% Increase in Forward Price	5% Decrease in Forward Price
Impairment of Goodwill	—	—	—	—
Impairment of PP&E - Increase (Decrease)	171	(278)	(575)	584

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 11

Note 8    Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Decrease (increase) in non-cash working capital
Accounts receivable	125	449	277	541
Inventories	258	192	161	(203)
Prepaid expenses	(38)	(25)	(43)	(51)
Accounts payable and accrued liabilities	(216)	82	(655)	(307)
Change in non-cash working capital	129	698	(260)	(20)
Relating to:
Operating activities	71	363	(33)	244
Financing activities	56	16	118	25
Investing activities	2	319	(345)	(289)
Note 9    Debt and Credit Facilities

Short-term Debt ($ millions)	September 30, 2015	December 31, 2014
Commercial paper (1)	718	895
Bankers' Acceptance	55	—
Bank Indebtedness	21	—
	794	895
(1) The commercial paper is supported by the Company's syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at September 30, 2015 was 0.76% per annum.

Long-term Debt		Canadian $ Amount		U.S. $ Denominated
($ millions)	Maturity	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Long-term debt
Syndicated Credit Facility	2018	649	—	—	—
7.55% debentures(1)	2016	268	232	200	200
6.20% notes(1)	2017	402	348	300	300
6.15% notes(1)	2019	402	348	300	300
7.25% notes(1)	2019	1,004	870	750	750
5.00% medium-term notes	2020	400	400	—	—
3.95% senior unsecured notes(1)	2022	670	580	500	500
4.00% senior unsecured notes(1)	2024	1,004	870	750	750
3.55% notes	2025	750	—	—	—
6.80% notes(1)	2037	518	449	387	387
Debt issue costs(2)		(28)	(26)	—	—
Unwound interest rate swaps (note 15)		9	26	—	—
Long-term debt		6,048	4,097	3,187	3,187
Long-term debt due within one year
3.75% medium-term notes	2015	—	300	—	—
Long-term debt due within one year		—	300	—	—

(1)	All of the Company’s U.S. $ denominated debt is designated as a hedge of the Company’s net investment in its U.S. refining operations. Refer to Note 15.

(2)	Calculated using the effective interest rate method.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 12

During the nine months ended September 30, 2015, the Company had long-term debt issuances of $7,579 million and long-term debt repayments of $6,480 million. Of the long-term debt issuances, $750 million related to the 3.55 percent notes issued in the first quarter of 2015 and $6,829 related to borrowings against the Company's Syndicated Credit Facility. Of the long-term debt repayments, $300 million related to the 3.75 percent medium-term notes repaid in the first quarter of 2015 and $6,180 million related to repayments towards the Company's Syndicated Credit Facility.
On October 31, 2013 and November 1, 2013, Husky filed a U.S. universal short form base shelf prospectus (the "U.S. Shelf Prospectus") with the Alberta Securities Commission and the U.S. Securities and Exchange Commission, respectively, that enables the Company to offer up to U.S. $3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the United States up to and including November 30, 2015. As at September 30, 2015, the Company had unused capacity of U.S. $2.25 billion under its U.S. Shelf Prospectus.
On February 23, 2015, the Company filed a Canadian universal short form base shelf prospectus (the "Canadian Shelf Prospectus") with applicable securities regulators in each of the provinces of Canada that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and other units in Canada up to and including March 22, 2017. At September 30, 2015, the Company had unused capacity of $1.9 billion under its Canadian Shelf Prospectus.
On March 6, 2015, the limit on the $1.6 billion facility expiring December 14, 2016 was increased to $2.0 billion, and the limit on the $1.63 billion facility expiring June 19, 2018 was increased to $2.0 billion. As at September 30, 2015, the Company had no borrowings under its $2.0 billion facility expiring December 14, 2016 and borrowings of $649 million under its $2.0 billion facility expiring June 19, 2018.
On March 12, 2015, the Company repaid the maturing 3.75 percent medium-term notes issued under a trust indenture dated December 21, 2009. The amount paid to noteholders was $306 million, including $6 million of interest.
On March 12, 2015, the Company issued $750 million of 3.55 percent notes due March 12, 2025 by way of a prospectus supplement dated March 9, 2015 to the Canadian Shelf Prospectus. The notes are redeemable at the option of the Company at any time, subject to a make whole premium unless the notes are redeemed in the three month period prior to maturity. Interest is payable semi-annually on March 12 and September 12 of each year, beginning September 12, 2015. The notes are unsecured and unsubordinated and rank equally with all of the Company's other unsecured and unsubordinated indebtedness.
Note 10    Contribution Payable
The Company amended the terms of payment of the Company's contribution payable with BP-Husky Refining LLC in the first quarter of 2015. In accordance with the amendment, U.S. $1 billion of the net contribution payable was paid on February 2, 2015. Subsequent to the payment, BP-Husky Refining LLC distributed U.S. $1 billion to each of the joint arrangement partners which resulted in the creation of a deferred tax asset and deferred tax recovery of $203 million in the first quarter of 2015. As a result of prepayment, the accretion rate has been reduced from 6 percent to 2.5 percent for the future term of the agreement. The remaining net contribution payable amount of approximately U.S. $271 million will be paid by way of funding all capital contributions of the BP-Husky Refining LLC joint operation with full payment expected within the next 12 months.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 13

Note 11    Financial Items

Financial Items ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Foreign exchange
Gain (loss) on translation of U.S. dollar denominated long-term debt	(12)	(11)	(34)	17
Gain on contribution receivable	—	—	—	7
Gain on non-cash working capital	9	25	28	25
Other foreign exchange gain (loss)	(11)	17	60	(3)
Net foreign exchange gain (loss)	(14)	31	54	46
Finance income
Contribution receivable	—	—	—	1
Interest income	—	1	1	7
Other	4	(1)	7	1
Finance income	4	—	8	9
Finance expenses
Long-term debt	(79)	(67)	(222)	(201)
Contribution payable	(2)	(21)	(14)	(63)
Other	(3)	(1)	(13)	(2)
	(84)	(89)	(249)	(266)
Interest capitalized(1)	30	58	130	194
	(54)	(31)	(119)	(72)
Accretion of asset retirement obligations (note 12)	(30)	(34)	(91)	(101)
Accretion of other long-term liabilities	—	—	—	(1)
Finance expenses	(84)	(65)	(210)	(174)
	(94)	(34)	(148)	(119)
(1) Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 5% (2014 – 5%).

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 14

Note 12    Asset Retirement Obligations
A reconciliation of the carrying amount of asset retirement obligations at September 30, 2015 is set out below:

Asset Retirement Obligations ($ millions)
December 31, 2014	3,065
Additions	20
Liabilities settled	(67)
Liabilities disposed	(3)
Change in estimates	(4)
Exchange adjustment	40
Accretion (note 11)	91
September 30, 2015	3,142
Expected to be incurred within one year	105
Expected to be incurred beyond one year	3,037
The Company has deposited $107 million of cash into restricted accounts for funding of future decommissioning and disposal obligations of the Asia Pacific Region. These amounts have been reflected in restricted cash.
Note 13    Income Taxes
Included in income taxes expense for the three and nine months ended September 30, 2015 was a $1,357 million deferred income tax recovery related to the non-cash property, plant and equipment impairment charge of $5,021 million on crude oil and natural gas assets located in Western Canada in the Upstream Exploration and Production segment.
In the second quarter of 2015, the Alberta provincial corporate tax rate increased from 10% to 12% effective July 1, 2015. As a result, deferred income tax expense and the deferred income tax liability increased by $157 million.
Note 14    Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2014	983,738,062	6,986
Stock dividends	392,909	10
September 30, 2015	984,130,971	6,996
During the three and nine months ended September 30, 2015, the Company declared dividends of $0.30 and $0.90 per common share (three and nine months ended September 30, 2014 – $0.30 and $0.90 per common share), resulting in total dividends of $295 million and $885 million (three and nine months ended September 30, 2014 – $295 million and $885 million), respectively. At September 30, 2015, $295 million, including $291 million in cash and $4 million in common shares (December 31, 2014 – $295 million, including $292 in cash and $3 million in common shares), was payable to shareholders on account of dividends declared on July 28, 2015. Of the $885 million paid during the nine months ended September 30, 2015, $10 million was paid in common shares (September 30, 2014 – $885 million, including $8 million in common shares).

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 15

Preferred Shares

Cumulative Redeemable Preferred Shares	Number of Shares	Amount ($ millions)
December 31, 2014	22,000,000	534
Series 5 issued, net of share issue costs	8,000,000	195
Series 7 issued, net of share issue costs	6,000,000	145
September 30, 2015	36,000,000	874

Cumulative Redeemable Preferred Shares Dividends ($ millions)	Three months ended September 30,				Nine months ended September 30,
	2015		2014		2015		2014
	Declared	Paid	Declared	Paid	Declared	Paid	Declared	Paid
Series 1 Preferred Shares	3	3	3	3	10	10	10	10
Series 3 Preferred Shares	3	3	—	—	9	9	—	—
Series 5 Preferred Shares	2	2	—	—	5	5	—	—
Series 7 Preferred Shares	2	2	—	—	2	2	—	—
	10	10	3	3	26	26	10	10
At September 30, 2015 and 2014, there were no Preferred Share dividends payable.
On March 12, 2015, the Company issued 8 million Cumulative Redeemable Preferred Shares, Series 5 (the "Series 5 Preferred Shares") at a price of $25.00 per share for aggregate gross proceeds of $200 million, by way of a prospectus supplement dated March 5, 2015, to the Canadian Shelf Prospectus. Net proceeds after share issue costs were $195 million. Holders of the Series 5 Preferred Shares are entitled to receive a cumulative quarterly fixed dividend yielding 4.50 percent annually for the initial period ending March 31, 2020 as declared by the board of directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.57 percent. Holders of Series 5 Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 6 (the "Series 6 Preferred Shares"), subject to certain conditions, on March 31, 2020 and on March 31 every five years thereafter. Holders of the Series 6 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.57 percent.
On June 17, 2015, the Company issued 6 million Cumulative Redeemable Preferred Shares, Series 7 (the "Series 7 Preferred Shares")at a price of $25.00 per share for aggregate gross proceeds of $150 million, by way of a prospectus supplement dated June 10, 2015, to the Canadian Shelf Prospectus. Net proceeds after share issue costs were $145 million. Holders of the Series 7 Preferred Shares are entitled to receive a cumulative fixed dividend yielding 4.60 percent annually for the initial period ending June 30, 2020 as declared by the board of directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.52 percent. Holders of the Series 7 Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 8 (the "Series 8 Preferred Shares"), subject to certain conditions, on June 30, 2020 and on June 30 every five years thereafter. Holders of the Series 8 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.52 percent.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 16

Stock-based Compensation
The following table summarizes the total stock based compensation recognized in selling, general and administrative expenses in the condensed consolidated statements of income for the Company's stock option plan and Performance Share Units ("PSU") for the three and nine months ended September 30, 2015 and 2014:

Stock-based Compensation ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Stock option plan	(12)	(54)	(33)	(17)
PSU	2	3	9	19
Stock-based compensation expense (recovery)	(10)	(51)	(24)	2
Earnings per Share

Earnings per Share ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Net earnings (loss)	(4,092)	571	(3,781)	1,861
Effect of dividends declared on preferred shares in the period	(10)	(3)	(26)	(10)
Net earnings (loss) - basic	(4,102)	568	(3,807)	1,851
Dilutive effect of accounting for stock options as equity-settled(1)	(17)	(60)	(47)	(36)
Net earnings (loss) - diluted	(4,119)	508	(3,854)	1,815

(millions)
Weighted average common shares outstanding - basic	984.1	983.6	984.0	983.5
Effect of dilutive stock options and stock dividends declared	—	1.8	—	3.2
Weighted average common shares outstanding - diluted	984.1	985.4	984.0	986.7

Earnings (loss) per share – basic ($/share)	(4.17)	0.58	(3.87)	1.88
Earnings (loss) per share – diluted ($/share)	(4.19)	0.52	(3.92)	1.84

(1)
Stock-based compensation recovery was $12 million and $33 million based on cash-settlement for the three and nine months ended September 30, 2015 (three and nine months ended September 30, 2014 – recovery of $54 million and $17 million), respectively. Stock-based compensation expense would have been $5 million and $14 million based on equity-settlement for the three and nine months ended September 30, 2015 (three and nine months ended September 30, 2014 – expense of $6 million and $19 million), respectively. For the three and nine months ended September 30, 2015, equity-settlement of stock options was used to calculate diluted earnings per share as it was considered more dilutive than cash-settlement.

For the three and nine months ended September 30, 2015, 28 million tandem options (three and nine months ended September 30, 2014 – 19 million and 12 million tandem options) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 17

Note 15    Financial Instruments and Risk Management
Financial Instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable, contribution receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable, derivatives, portions of other assets and other long-term liabilities.
The following table summarizes the Company's financial instruments that are carried at fair value in the consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	As at September 30, 2015	As at December 31, 2014
Commodity contracts – fair value through profit or loss ("FVTPL")
Natural gas(1)	6	(5)
Crude oil(2)	5	4
Foreign currency contracts – FVTPL
Foreign currency forwards	1	(1)
Other assets – FVTPL	2	2
Contingent consideration	—	(40)
Hedge of net investment(3)(4)	(817)	(353)
	(803)	(393)

(1)
Natural gas contracts includes a $4 million decrease as at September 30, 2015 (December 31, 2014 – $12 million decrease) to the fair value of held-for-trading inventory, recognized in the Condensed Interim Consolidated Balance Sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $76 million at September 30, 2015.

(2)
Crude oil contracts includes a $2 million increase at September 30, 2015 (December 31, 2014 – $21 million decrease) to the fair value of held-for-trading inventory, recognized in the Condensed Interim Consolidated Balance Sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $194 million at September 30, 2015.

(3)	Hedging instruments are presented net of tax.

(4)	Represents the translation of the Company's U.S. dollar denominated long-term debt designated as a hedge of the Company's net investment in its U.S. refining operations.
The Company's other financial instruments that are not related to derivatives, contingent consideration or hedging activities are included in cash and cash equivalents, accounts receivable, contribution receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, portions of other assets, long-term debt, other long-term liabilities and contribution payable and portions of other assets and other long-term liabilities. These financial instruments are classified as loans and receivables or other financial liabilities and are carried at amortized cost. Excluding long-term debt, the carrying values of these financial instruments and cash and cash equivalents approximate their fair values.
The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information such as treasury rates and credit spreads are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. The estimated fair value of long-term debt at September 30, 2015 was $5.6 billion (December 31, 2014 – $4.8 billion).
The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon the fair value hierarchy. Level 1 fair value measurements are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair value measurements of assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 fair value measurements are based on inputs that are unobservable and significant to the overall fair value measurement.
The estimation of the fair value of commodity derivatives and held-for-trading inventories incorporates forward prices and adjustments for quality and location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability. The estimation of the fair value of the net investment hedge incorporates foreign exchange rates and market interest rates from financial institutions. All financial assets and liabilities are classified as Level 2 measurements. The Company's contingent consideration payments, previously classified as Level 3 measurements, were fully settled in the first quarter of 2015. During the three and nine months ended September 30, 2015, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 18

Risk Management
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments to manage the Company’s exposure to these risks. Derivative instruments are recorded at fair value in accounts receivable, inventory, other assets and accounts payable and accrued liabilities in the Condensed Interim Consolidated Balance Sheets. The Company has crude oil and natural gas inventory held in storage related to commodity price risk management contracts that is recognized at fair value. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels.
Net Investment Hedge
At September 30, 2015, the Company had designated U.S. $3.2 billion denominated debt as a hedge of the Company’s net investment in its U.S. refining operations (December 31, 2014 – U.S. $2.9 billion). For the three and nine months ended September 30, 2015, the Company incurred an unrealized loss of $243 million and loss of $464 million (three and nine months ended September 30, 2014 – unrealized loss of $138 million and loss of $160 million), respectively, arising from the translation of the debt, net of tax of $38 million and $73 million (three and nine months ended September 30, 2014 – net of tax of $20 million and $23 million), respectively, which were recorded in hedge of net investment within other comprehensive income.
Interest Rate Swaps
At September 30, 2015, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps that were previously designated as a fair value hedge was $9 million (December 31, 2014 – $26 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in offsets to finance expenses of $6 million and $17 million for the three and nine months ended September 30, 2015 (three and nine months ended September 30, 2014 – $6 million and $18 million), respectively.
At September 30, 2015, the balance in other reserves related to the accrued gain from unwound forward starting interest rate swaps designated as a cash flow hedge was $21 million (December 31, 2014 – $23 million), net of tax of $7 million (December 31, 2014 – net of tax of $8 million). The amortization of the accrued gain upon settling the interest rate swaps resulted in offsets to finance expense of less than $1 million and $2 million for the three and nine months ended September 30, 2015 (three and nine months ended September 30, 2014 – $1 million and $2 million), respectively.
The gains (losses) recognized on other risk management positions for the three and nine months ended September 30, 2015 are set out below:

	Three months ended September 30, 2015
Gross Earnings Impact ($ millions)	Marketing and Other	Other – Net	Net Foreign Exchange
Commodity price
Natural gas	11	—	—
Crude oil	26	—	—
	37	—	—
Foreign currency
Foreign currency forwards(1)	—	4	(5)
	37	4	(5)

(1) Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).

	Nine months ended September 30, 2015
Gross Earnings Impact ($ millions)	Marketing and Other	Other – Net	Net Foreign Exchange
Commodity price
Natural gas	11	—	—
Crude oil	1	—	—
	12	—	—
Foreign currency
Foreign currency forwards(1)	—	2	(33)
	12	2	(33)
(1) Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 19